Exhibit 99.2

GERDAU S.A.

MANAGEMENT REPORT

Dear Shareholders:

For Gerdau, the year 2009 was marked by operational and financial optimization, with the alignment of its structure to the new scenario in the global steel industry. During the year, the Company reduced its fixed production costs by R$ 2 billion, its working capital by R$ 5 billion and its net debt by R$ 8 billion.

In 2009, crude steel output fell 31.1% to 13.5 million tonnes, from 19.6 million tonnes in 2008. The Company gradually recovered crude steel production over the quarters of 2009, and in the fourth quarter was 50.5% higher than in the first quarter of the year.

Sales volume in fiscal year 2009 was 14.0 million tonnes, down 26.8% from the previous year. Over the course of 2009, the Company observed recovery in its main markets, especially in the Brazil and Specialty Steel business operations (BOs). Consolidated sales were 19.9% higher in the fourth quarter than in the first quarter of the same year. In the same comparison period, the Specialty Steel BO recorded a 42.4% increase in sales revenue, while the Brazil BO registered a 28.9% increase.

In 2009, consolidated net revenue calculated in accordance with the International Financial Accounting Standards (IFRS) was R$ 26.5 billion, down 36.7% from 2008. This reduction was primarily due to the 26.8% decrease in sales volume and the appreciation in the Brazilian real against the U.S. dollar in the period, which impacted the export revenues of the Brazil BO and other Business Operations when translated into this currency. Consolidated net income totaled R$ 1.0 billion in the fiscal year. Excluding non-recurring effects in the year, net income was R$ 1.9 billion.

Gerdau maintained its shareholder compensation policy in the fiscal year, which provides for the payment of at minimum 30% of adjusted net income of its publicly held companies. Ratification was given for the distribution of interest on equity of R$ 362.2 million to Gerdau S.A. shareholders and of R$ 172.8 million to Metalúrgica Gerdau S.A. shareholders.

Gerdau decided to resume its investments with a R$ 9.5 billion capital expenditure plan for the next five years, with the main objective of adding value to its products in the steel chain. These investments will enable Gerdau to meet the demand generated by the major events to take place in Brazil, such as the “My Home, My Life” incentives for the homebuilding industry, Brazil’s hosting of the World Cup and the Olympic Games, the federal government’s economic stimulus package known as PAC and the pre-salt project in the oil industry. In addition, Gerdau is expanding its investments in India, with the construction of a rolling mill with annual capacity of 300,000 tonnes.

Gerdau registered a significant reduction in its net debt during the period, of R$ 8 billion, with the Company maintaining its investment grade rating at the major credit-rating agencies. In 2009, Gerdau successfully renegotiated its covenants and carried out a US$ 1.25 billion bond issue, confirming its credibility in the financial markets.

Gerdau stock was a highlight in 2009, with Gerdau S.A. preferred shares gaining 95.6%, versus the increase in the benchmark Ibovespa index in the same period of 82.7%. The higher financial trading volume of Gerdau S.A. preferred stock in 2009 led it to rank fifth in terms of liquidity in the BM&FBOVESPA, for a weighting of 3.8% in the Ibovespa index portfolio valid from January to April 2010.

Profile

Gerdau is the leading long steel producer in the Americas, with installed crude steel capacity of over 20 million tonnes. Beginning its growth trajectory over a century ago, today Gerdau is one of the main consolidators of the global steel industry. Gerdau employees receive regular training and are well prepared to face new challenges and run the operations in the Americas, Europe and Asia. Gerdau is the largest recycler of ferrous metals in Latin America. It produces common and specialty long steel and flat steel for the construction, industry, automotive and agriculture industries. To achieve ever-higher levels of profitability, the company’s production chain comprises plants, service centers, manufacturing units and distribution channels that are strategically located in the main consumption centers. With a presence in the capital markets for over 60 years, it has five publicly held companies: Metalúrgica Gerdau S.A., Gerdau S.A. and Aços Villares S.A. in Brazil, the U.S. subsidiary Gerdau Ameristeel Corporation and Empresa Siderúrgica del Peru S.A.A. (Siderperú) in Peru. Gerdau stock is traded on the São Paulo, New York, Toronto, Madrid and Lima stock exchanges and has a base of more than 140,000 shareholders. In 2009, financial trading volume in Gerdau stock on these exchanges was R$ 89.4 billion (US$ 44.7 billion).

Global Steel Industry in 2009

The year 2009 can be considered a period of recovery for the steel industry, with this recovery occurring at various different paces in each region of the world. According to Worldsteel Association, global steel output in the last quarter of 2009 was 23.8% higher than in the first quarter of the year.

In 2009, crude steel production declined by 8.1% from the previous year (down 21.1% excluding China). The production declines that occurred in all regions of the world was offset by the 13.5% increase in production in China, which now accounts for 46.6% of global steel production, up from 37.7% in 2008.

In Brazil, crude steel production rose 61.0% in the fourth quarter from the first quarter of 2009. In fiscal year 2009, steel production decreased by 21.4% from the previous year.

The current period continues to represent a major challenge for the sustainability of companies in general, and one that also impacts steelmakers. In this context, Gerdau holds a major advantage over steel groups worldwide that operate with integrated processes (iron ore), given that most of its operations are based on the mini-mill model. Using electric furnaces (which use scrap as input), this model has production costs that adjust more quickly to new levels of steel prices and offers greater flexibility in terms of capacity utilization, allowing for rapid adjustments to new demand scenarios as they arise. In addition, the Ouro Branco unit in Minas Gerais state (integrated mill) already operates with a partially vertical production structure, using approximately 50% own ore for its production process.

IFRS

Gerdau S.A. reports its Consolidated Financial Statements in accordance with the International Financial Reporting Standards (IFRS) established by the International Accounting Standard Board (IASB) and ratified by CVM Instruction 457 of July 13, 2007.

Even though this new accounting policy will only be mandatory for Brazilian companies as of the fiscal year ending in 2010, its implementation is in line with Gerdau’s vision of being a global steelmaker. The Company also believes it is important for its practices to be aligned with international standards in order to increase the transparency and reliability of the financial information disclosed.

Business Operations (BOs)

The information in this Report is presented in accordance with the Company’s corporate governance, as follows:

•        Brazil (Brazil BO) — includes the Brazil operations, except specialty steel.

•        North America (North America BO) — includes all North American operations, except Mexico and specialty steel.

•        Latin America (Latin America BO) — includes all Latin American operations, except Brazil.

•        Specialty Steel (Specialty Steel BO) — includes the specialty steel operations in Brazil, Spain and the United States.

Production

•        In 2009, crude steel production (slabs, blooms and billets) totaled 13.5 million tonnes, down 31.1% from 2008. The decrease was due to the optimization of production at all Business Operations, in line with the new demand scenario.

•        At the Brazil BO, 5.3 million tonnes of crude steel were produced in 2009, down 28.6% from fiscal year 2008. In November 2008, the Company decided to halt production at its biggest blast furnace at the Ouro Branco unit in Minas Gerais state, which has annual capacity of 3 million tonnes, with production at this furnace resumed in July 2009. The North American BO produced 4.9 million tonnes of crude steel in the year, down 35.3% from 2008. The Latin America BO produced 1.3 million tonnes of crude steel in the year, 19.8% lower than in 2008. In this region, the Company decided to suspend production at the blast furnace located in Peru, with resumption of operations expected for May 2010. The Specialty Steel BO produced 1.9 million tonnes of crude steel in the year, down 33.1% from 2008, with these operations impacted primarily by the downturn in Spain’s steel production, which contracted by 54.6% in the same period.

•        Supported by improvement in its various markets, the Company registered gradual improvement in crude steel production over the quarters of 2009, with an increase of 50.5% in the fourth quarter in relation to the first quarter of the year. This recovery was led by the Brazil BO, which increased its production by 88.9%, and by the Specialty Steel BO, which posted a 113.8% increase, supported primarily by its units in Brazil.

Production			Variation
(1,000 tonnes)	2009	2008	2009/2008
Crude Steel (slabs, blooms and billets)
Brazil	5,334	7,469	-28.6%
North America	4,910	7,584	-35.3%
Latin America	1,347	1,680	-19.8%
Specialty Steel	1,918	2,866	-33.1%
Total	13,509	19,599	-31.1%

Rolled steel
Brazil	3,571	4,651	-23.2%
North America	4,635	7,211	-35.7%
Latin America	1,668	1,931	-13.6%
Specialty Steel	1,868	2,647	-29.4%
Total	11,742	16,440	-28.6%

Note: the information above does not include data from shared controlled companies and joint ventures.

•        Rolled products output was 11.7 million tonnes in 2009, down 28.6% from 2008. The effects from the crisis were more intense in the North America BO compared with the Company’s other business operations.

Crude Steel Output	Rolled Products Output
(in thousands of tonnes)	(in thousands of tonnes)

Sales

•        Consolidated sales volume was 14.0 million tonnes in 2009, down 26.8% from 2008, primarily due to the lower sales at the North America BO (-35.4%), the region most affected by the global economic crisis.

Consolidated Sales (1)			Variation
(1,000 tonnes)	2009	2008	2009/2008
Brazil	5,175	6,578	-21.3%
Domestic Market	3,650	4,840	-24.6%
Exports	1,525	1,738	-12.3%
North America	4,935	7,641	-35.4%
Latin America	2,015	2,232	-9.7%
Specialty steel	1,862	2,667	-30.2%
Total	13,987	19,118	-26.8%

(1) - Excludes shipments to subsidiaries

Note: the information above does not include data from shared controlled companies and joint ventures.

•        In the Brazil BO, sales volume in 2009 contracted by 21.3% from 2008. Domestic sales volume recorded a sharper decline in the same period of 24.6%, influenced by the poor performance in the first half of the year. Domestic demand recovered gradually over the course the year, as demonstrated by the increase of 51.3% in sales volume in the fourth quarter from the first quarter. The recovery basically reflects the demand from the construction sector, which was driven by the resumption of construction for projects launched before the onset of the crisis and the accelerated construction of new projects launched in 2009. The manufacturing industry also showed signs of recovery in 2009, fueled by recovery in demand for heavy vehicles and agricultural machinery, which benefitted from the government stimulus measures.

•        At the North America BO, despite the sharp drop-off in sales in 2009 from 2008, a slow and gradual recovery in demand was observed, as indicated by the 11.7% increase in sales volume in the fourth quarter from the first quarter of 2009. Despite the government incentives announced, the associated impacts were not reflected in steel demand in 2009.

•        At the Latin America BO, which was the business operation least affected by the crisis in terms of sales volume, sales volume fell by only 9.7% from the previous year. At the Mexico and Peru operations, sales volume remained virtually stable in 2009 in relation to 2008, while the Colombia and Chile operations registered lower sales in the same comparison period.

•        The Specialty Steel BO recorded a decline of 30.2% in sales volume in 2009 from the prior year, with various different impacts felt in each country. Spain was the country most affected, followed by Brazil. In the United States, specialty steel sales remained stable, but since the operations were acquired in May 2008, the comparison base is different.

Sales by business operation - 2009	Sales by business operation - 2008
(14.0 million tonnes)	(19.1 million tonnes)

Results

Net Revenue

•        Consolidated net revenue was R$ 26.5 billion in fiscal year 2009, down 36.7% from fiscal year 2008. The main factors were the decreases of 26.8% in sales volume and 13.4% in net revenue per tonne sold.

•        The Brazil BO recorded net revenue 28.4% lower in 2009 than in 2008, resulting from decreases of 21.3% in sales volume and 9.0% in net revenue per tonne sold. This business operation represented 38.9% of consolidated net revenue in 2009, compared with 34.4% in 2008.

•        In the North America BO, which was the operation most impacted by the crisis, net revenue decreased by 44.8% in 2009 from 2008, driven by the reduction of 35.4% in sales volume and of 14.5% in net revenue per tonne.

•        The Latin America and Specialty Steel BOs recorded net revenue declines of 29.9% and 40.2%, respectively, in 2009 from the previous year. The reduction at the Latin America BO was mainly due to the 22.3% decrease in net revenue per tonne sold, while the lower revenue at the Specialty Steel BO basically reflects the 30.2% drop in sales volume.

Net Revenue			Variation
(R$ million)	2009	2008	2009/2008
Brazil	10,332	14,433	-28.4%
Domestic Market	8,862	11,688	-24.2%
Exports	1,470	2,745	-46.4%
North America	8,294	15,018	-44.8%
Latin America	3,137	4,473	-29.9%
Specialty Steel	4,777	7,984	-40.2%
Total	26,540	41,908	-36.7%

Note: the information above does not include data from shared controlled companies and joint ventures.

Cost of Goods Sold and Gross Margin

•        Cost of goods sold was R$ 22.1 billion in 2009, down R$ 8.9 billion from 2008, reflecting the lower sales volume in the period, the lower raw material prices and the Company’s efforts made over the course of 2009 to cut costs. This effort can be observed in fixed costs as a percentage of total production costs, which decreased from 25.6% in the first quarter of 2009 to 21.6% in the fourth quarter.

•        Gross income in 2009 was R$ 4.4 billion, down 59.3% from 2008. Given the sharper drop in net revenue than in cost of goods sold, consolidated gross margin decreased from 26.0% in 2008 to 16.7% in 2009.

•        The Brazil BO recorded gross margin of 32.4%, down 9.3% from the previous year, impacted mainly by the lower sales volume. The North America BO posted gross margin of 7.1%, down 8.9 percentage points from the previous year, also reflecting the lower sales volume. As a result, both of these operations presented lower dilution of fixed costs per tonne sold.

•        In the Latin America BO, gross margin fell from 21.3% in 2008 to 2.8% in 2009, essentially due to the lower prices in the period, which reflected the high exposure to imported products. In the Specialty Steel BO, gross margin decreased from 18.9% in 2008 to 8.5% in 2009, explained primarily by the reduction of 30.2% in sales volume, with lower dilution of fixed costs per tonne sold.

Operating Expenses

•                  Selling, general and administrative expenses decreased by 21.2%, or R$ 631.2 million, in 2009 from 2008. These expenses in the period corresponded to 8.8% of net revenue, up from 7.1% in 2008. This increase was primarily due to the lower dilution of the fixed costs embedded in these accounts, given the sharp reduction in net revenue in 2009.

EBITDA

•                  Operating cash flow, represented by EBITDA (earnings before interest, tax, depreciation, amortization and losses from asset impairments), was R$ 3.8 billion in 2009, 61.9% lower than in the previous year.

•                  EBITDA margin in 2009 was 14.4%, versus 23.9% in 2008.

•                  The Brazil BO was responsible for 75.7% of EBITDA in the fiscal year (52.6% in 2008). The contribution from the other business operations, which was 47.4% of EBITDA in 2008, declined to 24.3% in 2009.

EBITDA

(R$ million)

Consolidated EBITDA Breakdown			Variation
(R$ million)	2009	2008	2009/2008
Net Income	1,005	4,945	-79.7%
Provision for Income Tax and Social Contribution	27	948	-97.2%
Net Financial Result	(185)	2,235	—
Depreciation and Amortization	1,745	1,896	-8.0%
Impairment	1,223	—	—
EBITDA	3,815	10,024	-61.9%

Note: EBITDA is not a measure used in generally accepted accounting practices and does not represent cash flow in the  periods presented, and therefore should not be considered an alternative to cash flow as a liquidity indicator. EBITDA is not  standardized and thus is not comparable to the EBITDA of other companies.

EBITDA by Business Operation			Variation
(R$ million)	2009	2008	2009/2008
Brazil	2,887	5,272	-45.2%
North America	640	2,491	-74.3%
Latin America	(165)	807	—
Specialty Steel	453	1,454	-68.8%
Total	3,815	10,024	-61.9%

	2009
EBITDA by Business Operation (R$ million)	Brazil	North America	Latin America	Specialty Steel	Total
Net Income	2,179	(236)	(324)	(614)	1,005
Provision for Income Tax and Social Contribution	697	(237)	(78)	(355)	27
Net Financial Result	(701)	340	16	160	(185)
Depreciation and Amortization	712	558	85	390	1,745
Losses from Asset Impairments	—	215	136	872	1,223
EBITDA 2009	2,887	640	(165)	453	3,815

Financial Result

•                  The financial result in 2009 was net financial income of R$ 184.6 million, which compares with the net financial expense of R$ 2.2 billion in 2008. The 2009 financial result includes a gain from the appreciation in the Brazilian real against the U.S. dollar in the period (+25.5%) on the translation of foreign-denominated asset balances (export receivables) and liability balances (primarily dollar-denominated debt contracted by Brazilian companies) in the amount of R$ 1.0 billion (R$ 700.2 million net of income tax). In 2008, this effect from foreign currency variation was a loss of R$ 1.0 billion (R$ 683.5 million net of income tax).

Equity Income

•                  Equity income from investments in companies not consolidated in the period was a loss of R$ 109.0 million, with this result reflecting the impacts from the global financial crisis on the results of these companies.

Impairment

•                  In the third quarter of 2007, Gerdau began reporting its consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS) established by the International Accounting Standard Board (IASB). These accounting standards determine that the Company’s assets must undergo impairment tests based on revisions of the prospects for cash generation and the future earnings from the Company’s operations.

•                  During 2009, the Company monitored indicators of asset deterioration and whenever necessary applied impairment tests, which are based on projections for the global economic scenario, which indicated deterioration in steel assets worldwide.

•                  The tests adopt the discounted cash flow methodology, for which important assumptions are made for discount rates, growth rates, perpetuity, working capital, investment plans and projected cash flow that could substantially influence the Company results.

•                  The losses identified in 2009 came to R$ 1.2 billion, which were mainly generated by downward revisions in expectations for operating results in the North America and Specialty Steel business operations. These losses were classified as follows:

	2009
Losses from Asset Impairments by Business Operation (R$ million)	Brazil	North America	Latin America	Specialty Steel	Total
Fixed assets	—	166	136	218	520
Goodwill	—	—	—	202	202
Intangible	—	—	—	304	304
Investments valued by equity income	—	—	—	46	46
Other	—	49	—	102	151
Total	—	215	136	872	1,223

Net Income

•                  Consolidated net income was R$ 1.0 billion in 2009, down 79.7% from the previous year, for net margin of 3.8%. Excluding the losses from asset impairments mentioned above and presented in the following table, net income in the fiscal year was R$ 1.9 billion.

Net Income			Variation
(R$ million)	2009	2008	2009/2008
Brazil	2,179	2,816	-22.6%
North America	(236)	1,057	—
Latin America	(324)	454	—
Specialty Steel	(614)	618	—
Net Income	1,005	4,945	-79.7%
Losses from asset impairments	1,223	—	—
Income tax on losses from asset impairments	(337)	—	—
Net income excluding non-recurring effects	1,891	4,945	-61.8%

Investments

•                  In fiscal year 2009, capital expenditure on fixed assets was R$ 1.4 billion. Of this total, 59.6% was allocated to units in Brazil and the remaining 40.4% to units located abroad.

•                  Capital expenditure on fixed assets included:

•        installation of continuous slab casting at the Ouro Branco unit (Brazil).

•        installation of the new melt shop at Tocancipá (Colombia).

•        installation of bloom casting at Sidenor (Spain).

•        capacity expansion of the rolling mill and melt shop at Sidertul (Mexico).

•        project for the new finishing-end area at Wilton (USA).

•        Modernization of the reheating furnace at Midhlotian (USA).

•        increase in continuous casting speed at Aços Especiais Piratini (Brazil).

•                  In line with the Company’s policy to maintain liquidity, no acquisitions were made in 2009.

•                  The capital expenditure plan for the period from 2010 to 2014 was revised and is estimated at R$ 9.5 billion, formed by investments in maintenance and strategic actions, which include the following:

•        Approved and annouced:

•        installation of a heavy plates rolling mill at the Ouro Branco unit in Minas Gerais.

•        expansion of the structural profile rolling mill at the Ouro Branco unit in Minas Gerais.

•        resumption of operations at the Várzea do Lopes mine in Minas Gerais.

•        installation of a rolling mill at the joint venture in India.

•        In study:

•        installation of a wire rod rolling mill at the Brazil BO.

•        expansion of rolling capacity at the Specialty Steel BO.

•        expansion of the manufacturing units (fabricating and expanded products).

Working Capital

•                  Working capital (accounts receivable from clients, plus inventories, less suppliers) was R$ 6.6 billion in December 2009, reflecting the decrease of R$ 4.6 billion from December 2008, which was mainly influenced by the reduction in inventories.

Financial Liabilities

•                  Gross debt (loans and financings plus debentures) stood at R$ 14.5 billion on December 31, 2009, of which 9.3% was short-term (R$ 1.3 billion) and 90.7% was long-term (R$ 13.2 billion), with average maturity of 7 years. Note that gross debt has fallen consistently since the first quarter of 2009, with a reduction of R$ 8.7 billion in the fourth quarter of the year. The reduction in gross debt was primarily due to the amortizations made in the period, which included prepayments and foreign exchange variation.

•                  On December 31, the composition of gross debt was 19.6% in Brazilian real, 37.6% in foreign currency contracted by companies in Brazil and 42.8% in a variety of currencies contracted by subsidiaries abroad.

•                  Cash (cash, cash equivalents and financial investments) totaled R$ 4.8 billion in December, 12.2% down from the cash position at December 2008, mainly due to prepayments of the Company’s debt. Of this total, 38.3% was held by Gerdau’s subsidiaries abroad, mainly in U.S. dollar.

•                  Net debt (loans and financings, plus debentures and less cash, cash equivalents and investments) stood at R$ 9.7 billion on December 31, 2009, corresponding to 2.5 times EBITDA in the last 12 months.

Indebtedness
(R$ million)	Dec/31/2009	Dec/31/2008
Short-term	1,357	3,933
Local currency (Brazil)	843	892
Foreign currency (Brazil)	197	1,103
Companies abroad	317	1,938
Long-term	13,164	19,301
Local currency (Brazil)	2,002	2,625
Foreign currency (Brazil)	5,268	6,886
Companies abroad	5,894	9,790
Gross debt	14,521	23,234
Cash, cash equivalents and financial investments	4,819	5,491
Net debt	9,702	17,743

•                  On December 31, 2009, the weighted average nominal cost of gross debt was 7.6% for the amount denominated in Brazilian real, 7.3% plus foreign-exchange variation for the amount denominated in USD contracted by companies in Brazil and 4.2% for the amount contracted by the subsidiaries abroad.

•                  In June 2009, Gerdau obtained approval for its proposal to temporarily adjust the financial covenants in its loan agreements with financial institutions. The agreement involved more than 40 financial institutions and was unanimously approved for the liabilities subject to these covenants, which totaled R$ 8.6 billion (US$ 3.7 billion) on March 31, 2009. The approved agreement is valid through September 30, 2010, and may be canceled at any time by the Company. The new terms are:

•        from a gross debt / EBITDA ratio of less than 4.0x to a net debt / EBITDA ratio of less than 5.0x;

•        from an EBITDA / financial expenses ratio greater than 3.0x to an EBITDA / net financial expenses ratio greater than 2.5x; and

•        gross debt limited to US$ 11.0 billion, equivalent to R$ 25.5 billion on March 31, 2009.

•                  The main indebtedness indicators of Gerdau companies at the end of December are shown below:

Indicators	Dec/12/2009		Dec/12/2008
Gross debt / Total capitalization (1)	39.8%		48.1%
Gross debt / EBITDA (2)	3.8	x	2.3	x
Net debt / EBITDA (2)	2.5	x	1.8	x

1 – Total capitalization = Shareholders’ equity + Gross debt
2 - Last 12 months

•                  On August 31, 2009, the U.S. subsidiary Gerdau Ameristeel redeemed US$ 405 million (R$ 764 million) in Senior Notes with annual coupon of 10.375% and maturity in 2011. The total value of the redemption was US$ 412.3 million (R$ 777.8 million), which was paid in full using the Company’s cash.

•                  On November 18, 2009, Gerdau S.A., through its subsidiary Gerdau Holdings Inc., carried out a 10-year, US$ 1.25 billion (R$ 2.14 billion) international bond issue with a coupon of 7% p.a. Since the issue was aimed at lengthening the debt profile, it does not represent any increase in the Company’s debt position.

•                  On December 30, 2009, the subsidiary Gerdau Ameristeel prepaid US$ 300 million (R$ 522 million) in debt using the Company’s cash.

•                  On December 31, 2009, the amortization schedule for the Company’s debt, including debentures, was as follows:

Short-term	R$ million
1st quarter 2010	410
2nd quarter 2010	375
3rd quarter 2010	283
4th quarter 2010	289
Total	1,357

Long-term	R$million
2011	793
2012	2,687
2013	2,620
2014	418
2015 and after	6,646
Total	13,164

Social and Environmental Responsibility

•                  Gerdau’s relationship with clients, suppliers, shareholders, employees and communities is based on the principles of seriousness and consistency that have guided the Company over the last 100 years. In line with this philosophy, Gerdau regularly invests in developing its professionals, increasing the competitive advantages of clients, creating value for shareholders, preserving the environment and improving quality of life in the communities where it operates.

Environmental Management

•                  All Gerdau units have a structured Environmental Management System that evaluates the Company’s activities from the sourcing of raw materials to the delivery of final products and the destination of byproducts created during the production process. In 2009, Gerdau invested R$ 173.2 million in environmental protection practices.

•                  Gerdau currently has 41 industrial plants with ISO 14001 certification and plans to certify all of its plants by 2012.

•                  In 2009, the Company’s good ecoefficiency practices were recognized by the Minas Gerais State Environmental Management Award, which was conferred to the Ouro Branco unit in Minas Gerais by the Brazilian Union for Quality (UBQ). The award fosters the adoption of innovative management practices aimed at environmental preservation and sustainable development.

•                  Ferrous scrap: Gerdau is the largest recycler in Latin America, contributing to the preservation of the environment and reduction of waste in landfills and inappropriate disposal sites. By using scrap in its production process, Gerdau also reduces the amount of energy used in the steel production process and consequently the level of CO2 emissions. It also creates jobs for thousands of people through a vast chain of scrap collection and processing for recycling.

•                  Energy: the use of renewable resources and using alternative energy sources are priorities for Gerdau’s investments in power generation. A highlight in this area was the construction of two hydroelectric plants in the state of Goiás with total capacity of 155 megawatts, with operational startup scheduled for 2010. Gerdau also optimizes its energy consumption by regularly modernizing its equipment and industrial processes and by reusing waste gases.

•                  Air: Gerdau’s steel plants boast state-of-the-art technology for protecting the atmosphere. The emissions generated during the steel production process are controlled by equipment that captures the solid particles with high efficiency, changing them into co-products that can be reused by other segments of the industry.

•                  Water: 97,3% of the water used in industrial processes was reused by Gerdau’s units in 2009, a percentage that represents a global reference in the protection of water resources in the steel industry.

•                  Co-products: The reuse of co-products generated in the steelmaking process has maintained consistent levels in recent years. In 2009, the reuse of co-products reached 78.5% of the total generated. These products are usually reused by the steel industry or by other sectors of the economy. Any material not reused is stored and disposed of in accordance with the requirements of Gerdau’s Environmental Management System, which fully complies with prevailing legislation.

•                  Biodiversity: Gerdau maintains green belts at its industrial units in order to contribute to the preservation of biodiversity in the regions where it operates. Currently, of the total of 19,300 hectares owned by the Company, 13,500 hectars are native forests preserved by the Company, composed by legal reserves, permanents areas under protection, private natural heritage reserves, among others.

Employees

•                  In 2009, when Gerdau’s operations were being adjusted to the new global economic scenario, the commitment of its employees was fundamental in overcoming the challenges imposed by the crisis.

•                  Despite the complex economic scenario, the favorability index of the 2009 Opinion Poll, which consists of all positive answers, remained at a high level, of 71%. The poll is conducted by the consulting firm Hay Group. This represented a decrease of only 1 percentage point in relation to the previous year. Although down from a year earlier, the general satisfaction index also remained at an elevated level, of 79%. Note that 94% of all employees participated in the opinion poll.

•                  In 2009, Gerdau continued training its professionals and forming global leaders. In the year, the company invested R$ 16.2 million in employee training programs. The programs involved 1.8 million hours of training, which correspond to an average of 41.5 hours of training per professional.

Health and Safety

•                  Gerdau’s goal is to reduce the workplace accident rate at all of its units to zero. The Company believes that no emergency or production situation or results justify any shortcomings in the safety of its employees and service providers. Therefore, all operations follow Gerdau’s Total Safety System, which comprises a strict set of practices.

•                  To prevent accidents, continuous investments are made in training, new equipment and technologies, as well as in the meticulous mapping of risk activities. In 2009, R$ 39.9 million was allocated to health and safety, with the rate of time-loss accidents per million hours worked (an international index that measures the rate of workplace accidents) at 2.9, below the latest figure for the average in the global steel industry of 3.58 (Source: World Steel Association).

Society

•                  The Gerdau Institute, which is responsible for social responsibility policies and guidelines, develops and coordinates social programs and partnerships with entities representing civil society. It also fosters awareness and recognizes the volunteer work performed by the organization’s employees with the objective of fostering a culture of solidarity and individual growth. Its activities focus on the following areas: formal education; education to promote quality, productivity and competitiveness; education through culture and sports; environmental education and social mobilization.

•                  In 2009, the Institute continued the international expansion of its social responsibility practices, with local committees of the Gerdau Institute formed in Argentina, Chile, Peru and Uruguay. These committees are responsible for managing the investments aimed at improving education, forming entrepreneurs, disseminating total quality management practices and other initiatives in the communities where they operate. In 2010, the implementation of committees in the other countries in Latin America should be concluded and the activities in North America initiated.

Clients

•                  Client satisfaction is an absolute priority for Gerdau. To achieve this goal, the Company makes continuous efforts to offer innovative products and services of superior quality in order to meet the specific needs of its clients and help them increase their competitiveness.

•                  In 2009, Gerdau continued seeking to add value to the business of its clients. One example was the expansion of the fabrication of rebar profiles and expanded products in Brazil, such as lattice-work and mesh. Gerdau also sought to expand discussions with its clients about the business opportunities involving the modernization and construction of stadiums for the World Cup in 2014 and the Olympic Games in 2016.

•                  As one of the world’s largest special long steel supplier to the automotive industry, Gerdau intensified in 2009 its development of new products and applications at research centers in Brazil and Spain.

Shareholders

•                  Gerdau began its relationship with the capital markets over 60 years ago, when the company’s shares were first listed on the Porto Alegre Stock Exchange. Since then, it has continuously improved its practices in this area, including anticipating the demands of shareholders and capital market analysts. The company’s actions in this area are based on a solid corporate governance structure and guided by the principles of transparency, clarity and agility.

Suppliers

•                  In 2009, Gerdau drew on its extensive supplier chain to adjust its cost structure in view of the lower steel demand in the global market.

•                  In its relationship with suppliers, Gerdau values respect for people and the environment and requires strict compliance with local legislation. To further promote awareness concerning these issues at micro and small-sized suppliers, meetings are regularly held under the scope of the Sustainability Project with Suppliers.

•                  The company maintains modern processes for developing commercial relationships with its suppliers. One example is Gerdau Global Procurement, a system that standardizes and aligns the organization’s purchasing procedures, which already involves the units located in Argentina, Brazil, Chile and Uruguay. In 2010, the system will also be used by the industrial plants located in Spain.

Value Added

•                  In 2009, Gerdau companies generated consolidated value added of R$ 6.0 billion, down 62.5% from 2008. This value is derived from the revenue generated by products and services, net of discounts granted, of R$ 29.7 billion, less R$ 23.7 billion in costs related to raw materials and consumer goods, outsourced services, depreciation, amortization, equity income and financial income.

Breakdown of Value Added

(R$ 6.0 billion)

•                  The Brazil operations generated value added of R$ 4.8 billion in fiscal year 2009, 54.1% less than in 2008. In the other operations, value added came to R$ 1.2 billion, down 78.2% from a year earlier. The Brazilian businesses accounted for 79.7% of the consolidated value added, while the other countries were responsible for 20.3%.

Breakdown (R$ million)	Brazil	Abroad
Taxes, contributions and payroll charges	1,946	(435)
Salaries, benefits, profit sharing and training	1,180	2,065
Reinvestment of net income	1,498	(771)
Dividends and interest on equity	187	90
Interest expenses from financing	(36)	270
Total	4,775	1,219

Capital Markets and Corporate Governance

Liquidity and trading on stock exchanges

•                  Through its five publicly held companies (Metalúrgica Gerdau S.A., Gerdau S.A., Aços Villares S.A., Gerdau Ameristeel Corporation and Empresa Siderúrgica del Peru S.A.A. — Siderperú), Gerdau offers investors various investment alternatives on Brazilian and foreign stock exchanges. In 2009, these assets maintained high liquidity levels, with combined financial trading volume of R$ 89.4 billion (US$ 44.7 billion), down 12.0% from the financial volume of R$ 101.6 billion (US$ 55.4 billion) registered in 2008 and up 51.9% from the R$ 58.8 billion (US$ 30.2 billion) traded in 2007.

•                  The American Depositary Receipts representing preferred stock in Gerdau S.A. (GGB) registered the highest trading volume, of R$ 38.8 billion (US$ 19.4 billion), accounting for 43.4% of total financial volume in 2009.In the year, ADRs in Gerdau S.A. figured among the ten most heavily traded assets of Brazilian companies listed on the New York Stock Exchange.

•                  Gerdau S.A. preferred stock (GGBR4) traded on the São Paulo Exchange (BM&FBovespa) registered financial trading volume of R$ 33.9 billion (US$ 17.4 billion) in 2009, and ranked second in terms of liquidity among assets issued by Gerdau companies, accounting for 39.0% of financial volume in the year. Its stock is a component of several stock indexes and is the fifth most liquid stock in the Bovespa Index (Ibovespa), with a weighting of 3.1% in the index portfolio valid for the period from January to April 2010.

•                  For the fourth consecutive year, Metalúrgica Gerdau S.A. and Gerdau S.A. were selected as components of the Corporate Sustainability Index (ISE) of the BM&FBovespa. Being included in this index reflects best practices in social responsibility and corporate sustainability and places the companies among a select group of components of such an important indicator for Brazil’s stock market.

•                  In addition to the ISE, the stocks issued by Metalúrgica Gerdau S.A. and Gerdau S.A. are components of the Special Corporate Governance Stock Index (IGC), Special Tag-Along Rights Stock Index (ITAG), BM&FBovespa Index (Ibovespa), Brazil Index 50 (IBrX 50) and Industrial Sector Index (INDX).

Dividends

•                  Metalúrgica Gerdau S.A. and Gerdau S.A. have clear compensation policies aligned with the market, providing for the distribution of at least 30% of adjusted net income, higher than the minimum required by Brazilian law of 25%.

•                  In 2009, Metalúrgica Gerdau S.A. and Gerdau S.A. approved the payment of dividends in the form of interest on equity of R$ 172.8 million (R$ 0.425 per share) and R$ 362.2 million (R$ 0.255 per share), respectively.

•                  The charts below show the dividends and/or interest on equity paid relative to the net income in each fiscal year as well as the dividend yield, which is the ratio of the dividends paid per share to the share price at the close of the respective fiscal year.

Metalúrgica Gerdau S.A. Yield and Dividends paid	Gerdau S.A. Yield and Dividends paid

Ownership Structure

•                  Gerdau’s ownership structure as of December 2009 is depicted below in simplified form:

Transparency and equity in investor relations

•                  Since 2002, minority shareholders in Metalúrgica Gerdau S.A. and Gerdau S.A. holding common and preferred shares have enjoyed tag-along rights guaranteeing the receipt of 100% of the amount paid to the controlling shareholders in the event of the sale of the company’s control. This contrasts with Brazilian Corporate Law, which provides for the payment to only minority shareholders holding common stock and of only 80% of the amount paid to the controlling shareholder.

•                  In December 2009, Gerdau was considered the most transparent company among the 56 companies that are components of the Ibovespa by the first survey of transparency conducted by Standard & Poor’s. The survey analyzed the public information disclosed by the companies through August 2009 (annual reports, websites and information made available on the Securities and Exchange Commission of Brazil — SEC and the U.S. Securities and Exchange Commission — SEC). Gerdau obtained a ratio of 83.1%, compared with the average of 66.1% for all Ibovespa component companies. The survey also showed that companies listed on the New York Stock Exchange are in general more transparent than those listed on the São Paulo Exchange (BM&FBOVESPA).

•                  Gerdau was one of the winners of the 13th Anefac-Fipecafi-Serasa Transparency Trophy for its 2008 financial statements, marking the tenth consecutive time it has figured among the top ten companies presenting the best financial statements. Competing for the award were companies with head offices located throughout Brazil selected from among the 500 biggest and best private companies in the retailing, manufacturing and services sectors (excluding financial services) as well as from among the 50 largest state-owned companies.

•                  In order to maintain analysts and investors informed about Gerdau’s business, the company holds quarterly conference calls to discuss its quarterly earnings. The calls presents and comments on the quarterly results, which is followed by a question and answer session. In 2009, these events enjoyed the participation via telephone and internet of 1,851 participants.

•                  The Investor Relations team received 2,284 requests for information from analysts during the year via telephone or e-mail.

•                  In 2009, Gerdau organized meetings with the Capital Market Professionals and Investors Association (Apimec) in the cities of Porto Alegre and São Paulo, with a live webcast of the event. The event attracted 212 participants. Complementing these events were 121 individual meetings held with investors and analysts in Brazil, including several visits to Gerdau’s various industrial facilities. Outside of Brazil, a total of 184 meetings were held in North America and Europe, as well as presentations to groups of investors.

•                  To keep analysts and investors informed about the performance of its business, Gerdau maintains permanent lines of communication and makes visits, participates in conferences and gives presentations in various financial markets worldwide. The company also maintains a website with specific information for individual investors and for managers of investment clubs, funds and portfolios. The Investor Relations team is available to provide information and clarifications on the Company’s business and performance via telephone (+55 (51) 3323-2703) or e-mail (inform@gerdau.com.br).

Outlook

•                  The stimulus packages approved by various countries in 2009 to increase consumption and investments should spur growth in global demand for steel products in 2010, which is expected to reach 9.2%, according to the Worldsteel Association.

•                  For Brazil, the Brazilian Steel Institute (IABr) estimates growth in steel products consumption of 21.6% in 2010, reaching 22.9 million tonnes. Gerdau should benefit from upcoming events in Brazil, such as the “My Home, My Life” incentives for the homebuilding industry, Brazil’s hosting of the World Cup and the Olympic Games, the federal government’s economic stimulus package known as PAC and the pre-salt project in the oil industry. For these activities, the IABr forecasts additional demand of 8 million tonnes of steel by 2016.

•                  After the internal adjustments required to adjust operations to the new global economic scenario, Gerdau is now better prepared to meet the expected growth in demand in the various regions where it operates.

•                  Lastly, the Company would like to thank its clients, suppliers, representatives, shareholders, financial institutions, government agencies and all other stakeholders for their important support, and especially our team of employees for their hard work and dedication.

Declaration of the Board

According to content in the section 25 of the rule nº 480/09, as of December 7th, 2009, where the Board of Executives declare the has revised, discussed and agreed with the Report of independent Register public accounting firm, issued in this date, and with the Financial Statement related to the fiscal year ended on December 31st, 2009.

Rio de Janeiro, February 23, 2010

THE MANAGEMENT

(Convenience Translation into English from the Original Previously Issued in Portuguese)

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

In thousands of  Brazilian reais (R$)

	2009	2008
CURRENT ASSETS
Cash and cash equivalents	2,091,944	2,026,609
Short-term investments
Held for Trading	2,619,418	2,759,486
Available for sale	58,296	627,151
Trade accounts receivable	2,585,709	3,683,933
Inventories	5,751,593	10,398,263
Tax credits	788,564	857,923
Prepaid expenses	66,761	89,262
Unrealized gains on derivatives	5,737	10,035
Other current assets	196,664	322,878
	14,164,686	20,775,540

NON-CURRENT ASSETS
Long-term investments	49,690	77,563
Tax credits	484,434	521,441
Deferred income taxes	1,347,036	1,766,355
Unrealized gains on derivatives	14,297	68,145
Prepaid expenses	99,097	129,368
Judicial deposits	324,678	258,620
Other non-current assets	215,251	323,415
Prepaid pension cost	516,360	271,447
Investments in associates and jointly-controlled entities	1,199,910	1,775,073
Other investments	19,635	21,768
Goodwill	8,424,341	11,294,102
Other Intangibles	992,800	1,712,930
Property, plant and equipment, net	16,731,101	20,054,747
	30,418,630	38,274,974

TOTAL ASSETS	44,583,316	59,050,514

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

In thousands of  Brazilian reais (R$)

	2009	2008
CURRENT LIABILITIES
Trade accounts payable	1,705,058	2,855,419
Short-term debt	1,356,781	3,788,085
Debentures	—	145,034
Taxes payable	675,681	517,272
Payroll and related liabilities	354,518	551,941
Dividends payable	365,811	7,820
Unrealized losses on derivatives	2,483	69,435
Environmental liabilities	9,835	17,759
Other current liabilities	348,354	522,672
	4,818,521	8,475,437

NON-CURRENT LIABILITIES
Long-term debt	12,563,155	18,595,002
Debentures	600,979	705,715
Deferred income taxes	2,273,759	3,060,268
Unrealized losses on derivatives	90,377	314,267
Provision for tax, civil and labor liabilities	447,171	467,076
Environmental liabilities	66,642	74,996
Employee benefits	961,300	1,275,985
Put options on minority interest	518,096	698,321
Other non-current liabilities	238,523	339,869
	17,760,002	25,531,499

EQUITY
Capital	14,184,805	14,184,805
Treasury stocks	(124,685)	(122,820)
Legal reserve	200,205	144,062
Stock options	9,018	1,426
Retained earnings	5,795,720	5,099,384
Other comprehensive income	(1,557,590)	859,645
EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT	18,507,473	20,166,502

NON-CONTROLLING INTERESTS	3,497,320	4,877,076

EQUITY	22,004,793	25,043,578

TOTAL LIABILITIES AND EQUITY	44,583,316	59,050,514

GERDAU S.A.

CONSOLIDATED STATEMENTS OF INCOME

In thousands of  Brazilian reais (R$)

	for the years ended
	12/31/2009	12/31/2008

NET SALES	26,540,050	41,907,845

Cost of sales	(22,107,346)	(31,018,946)

GROSS PROFIT	4,432,704	10,888,899

Selling expenses	(627,816)	(688,640)
General and administrative expenses	(1,714,494)	(2,284,857)
Impairment of assets	(1,222,897)	—
Other operating income	190,157	205,676
Other operating expenses	(101,810)	(116,064)
Equity in earnings of unconsolidated companies	(108,957)	122,808

INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES	846,887	8,127,822

Financial revenues	436,236	484,046
Financial expenses	(1,286,368)	(1,620,782)
Exchange variations, net	1,060,883	(1,035,576)
Gain and losses on derivatives, net	(26,178)	(62,396)

INCOME BEFORE TAXES	1,031,460	5,893,114

Income and social contribution taxes
Current	(303,272)	(1,423,660)
Deferred	276,320	475,444

NET INCOME	1,004,508	4,944,898

ATTRIBUTED TO:
Parent company’s interest	1,121,966	3,940,505
Non-controlling interests	(117,458)	1,004,393
	1,004,508	4,944,898

Basic earnings per share - preferred and common	0.79	2.83

Diluted earnings per share - preferred and common	0.79	2.83

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CASH FLOW

for the years ended December, 31 2009 and 2008

In thousands of  Brazilian reais (R$)

	2009	2008

Cash flows from operating activities
Net income	1,004,508	4,944,898
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	1,745,319	1,896,076
Impairment of assets	1,222,897	—
Equity in earnings of unconsolidated companies	108,957	(122,808)
Exchange variation, net	(1,060,883)	1,035,576
Gains and losses on derivatives, net	26,178	62,396
Post-employment benefits	33,995	130,976
Stock based remuneration	22,380	7,545
Income tax	26,952	948,216
Loss on disposal of property, plant and equipment and investments	116,989	72,782
Provision for losses on avaible for sale securities	—	140,166
Allowance for doubtful accounts	57,971	25,613
Provision for tax, labor and civil claims	(15,886)	(13,120)
Interest income and other financial incomes	(346,531)	(244,501)
Interest expense	992,693	1,151,253
(Reversal) Provision for net realisable value adjustment in inventory	(160,522)	256,457
	3,775,017	10,291,525

Changes in assets and liabilities:
Decrease in trade accounts receivable	1,449,678	1,065,076
Decrease (Increase) in inventories	3,766,059	(2,489,882)
Decrease in trade accounts payable	(1,731,878)	(2,215,810)
Increase in other receivables	(148,962)	(427,162)
Increase in other payables	203,038	197,636
Distributions from joint-controlled entities	41,887	68,095
Purchases of trading securities	(1,283,438)	(6,739,256)
Proceeds from maturities and sales of trading securities	1,642,383	6,751,527
Cash provided by operating activities	7,713,784	6,501,749

Interest paid on loans and financing	(1,026,893)	(970,986)
Income and social contribution taxes paid	(336,299)	(1,895,419)
Net cash provided by operating activities	6,350,592	3,635,344

Cash flows from investing activities
Additions to property, plant and equipment	(1,377,776)	(2,745,207)
Proceeds from sales of property, plant and equipment, investments and other intangibles	64,606	21,238
Additions to other intangibles	—	(17,079)
Payments for business acquisitions, net of cash of acquired entities	(71,068)	(4,076,171)
Purchases of available for sale securities	(2,589,350)	(484,965)
Proceeds from sales of available for sale securities	2,853,762	426,671
Interest received on cash investments	71,492	314,868
Net cash used in investing activities	(1,048,334)	(6,560,645)

Cash flows from financing activities
Capital increase	—	2,885,058
Purchase of own shares	(12,919)	(50,259)
Dividends and interest on capital paid	(328,691)	(1,649,936)
Payment of loans and financing fees	(37,989)	(3,821)
Proceeds from loans and financing	4,089,424	5,117,617
Repayment of loans and financing	(8,469,908)	(4,963,991)
Intercompany loans, net	(173,549)	1,265,290
Net cash (used in) provided by financing activities	(4,933,632)	2,599,958

Exchange variation on cash and cash equivalents	(303,291)	325,856

Increase in cash and cash equivalents	65,335	513
Cash and cash equivalents at beginning of period	2,026,609	2,026,096
Cash and cash equivalents at end of period	2,091,944	2,026,609